SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 8, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: May 8, 2007

Print the name and title of the signing officer under his signature.
---------------------------------
1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com

GREAT BASIN GOLD ANNOUNCES ADDITIONAL UNDERGROUND DRILLING RESULTS
DISCOVERS MORE VEINS AT HOLLISTER, NEVADA
Highlights 2.0 ft(0.6 m) grading 21.61 oz/t (740.9 g/t) Au; 137.68 oz/t (4720.4 g/t) Ag in hole 137

May 8, 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) announces further results from underground drilling at the Hollister Project on the Carlin Trend in Nevada, USA. Drilling has taken place at 100 ft (30 m) spacing to fill in gaps from surface drilling within the Clementine and Gwenivere vein systems, in preparation of the feasibility study which is targeted for completion by the end of June 2007, subject to completion of upgrades in the resource classifications.

Great Basin Gold is now the holder of a 100% working interest in the Hollister Project following the buy-out of a third party's earn-in rights under an April 19th, 2007 agreement (previously announced).

Continued drilling was planned and initiated from the underground development to address any gaps identified in the database and to expand the known mineral resources. Great Basin Gold has initiated a further 40,000 ft (12,200 m) underground drilling program, over and above the 55,000 ft (16,750 m) program that had been completed up to February of this year. Just over 10,000 ft (3,000 m) of the new program has been completed. Analytical results for the final holes are being released as they are received. The following results are for 22 holes shown in the attached Table of Assay Results - Underground Drilling, and are mainly from drilling in and nearby to the Clementine vein system. Several new veins have been discovered during the drilling within this system, as indicated by the multiple intersections reported in the Table of Assay Results.

Highlights include:

  Hole HDB-127 intersected 2.6 ft (0.79 m) grading 0.99 oz/t (33.94 g/t) Au and 4.87 oz/t (166.97 g/t) Ag from 333.0-337.3 ft (101.5-102.8 m).
  Hole HDB-128 intersected 2.9 ft (0.88 m) grading 1.55 oz/t (53.11 g/t) Au and 1.86 oz/t (63.60 g/t) Ag from 408.0-412.5 ft (124.4-125.7 m).
  Hole HDB-131 intersected 1.5 ft (0.46 m) grading 6.86 oz/t (235.27 g/t) Au and 16.05 oz/t (550.11 g/t) Ag from 186.7-188.4 ft (56.9-57.4 m), and 5.9 ft (1.80 m) grading 1.14 oz/t (39.22 g/t) Au and 2.43 oz/t (83.31 g/t) Ag from 337.0 - 343.3 ft (102.7-104.3 m), as well as 1.1 ft (0.34 m) grading 2.18 oz/t (74.67 g/t) Au and 11.44 oz/t (392.19 g/t) Ag from 418.6 - 420.0 ft (127.6-128.0 m).
  Hole HDB-136 intersected 0.8 ft (0.24 m) grading 1.55 oz/t (53.04 g/t) Au and 5.33 oz/t (182.81 g/t) Ag from 232.0-232.9 ft (70.7-71.0 m) and 1.5 ft (0.46 m) grading 7.63 oz/t (261.57 g/t) Au and 26.73 oz/t (916.51 g/t) Ag from 240.0 -241.6 ft (73.2-73.6 m).
  Hole HDB-137 intersected 3.8 ft (1.16 m) grading 11.63 oz/t (398.74 g/t) Au and 81.13 oz/t (2781.60 g/t) Ag from 200.8-204.8 ft (61.2-62.4 m), including an interval of 2.0 ft (0.61 m) grading 21.61 oz/t (740.91 g/t) Au and 137.68 oz/t (4720.42 g/t) Ag from 200.8 - 202.9 ft (61.2-61.8m), and 1.1 ft (0.34 m) grading 1.62 oz/t (55.68 g/t ) Au and 9.41 oz/t (322.56 g/t) Ag from 371.8 - 373.0 ft (113.3-113.7 m), and 1.0 ft (0.30 m) grading 4.74 oz/t (162.55 g/t) Au and 9.88 oz/t (338.78 g/t) Ag from 424.9 - 425.9 ft (129.5-129.8m), and 1.4 ft (0.43 m) grading 1.41 oz/t (48.17 g/t) Au and 2.21 oz/t (75.74 g/t) Ag from 493.0 - 494.5 ft (150.3-150.7 m), and 1.5 ft (0.46 m) grading 1.90 oz/t (65.03 g/t) Au and 5.93 oz/t (203.28 g/t) Ag from 531.4-533.0 ft (162.0-162.5 m), and 1.6 ft (0.49 m) grading 1.49 oz/t (50.91 g/t) Au and 9.35 oz/t (320.71 g/t) Ag from 543.0-544.9 ft (165.1-166.1 m).
  Hole HDB-138 intersected 2.9 ft (0.88 m) grading 1.84 oz/t (63.15 g/t) Au and 8.46 oz/t (290.06 g/t) Ag from 265.3-268.4 ft (80.9-81.8 m).
  Hole HDB-140 intersected 1.4 ft (0.43 m) grading 1.59 oz/t (54.55 g/t) Au and 6.63 oz/t (227.18 g/t) Ag from 295.4-296.8 ft (90.0-90.5 m).
  Hole HDB-141 intersected 1.6 ft (0.49 m) grading 1.18 oz/t (40.49 g/t) Au and 0.80 oz/t (27.26 g/t) Ag from 151.2-153.0 ft (46.1-46.6 m), and 1.6 ft (0.49m) grading 1.67 oz/t (57.26 g/t) Au and 15.53 oz/t (532.32 g/t) Ag from 255.6-257.7 ft (77.91-78.55m).

The surface drilling program has also been initiated after many months delay due to the lack of available diamond drill rigs. To date 10 pre-collars (8,740 feet) have been completed utilizing an RC drill rig and one pre-collar is in progress. A diamond drill is currently drilling the tail of the first pre-collar (1,070 feet completed). Twenty-eight drill holes, totaling 48,850 ft (14,890 m) are planned on the Hollister property. Of these, 11 holes, totaling 14,450 ft (4,400 m) are planned to test five targets within the HDB and 17 holes, totaling 31,400 ft (9,570 m) are planned in four target areas outside the HDB area.

Ferdi Dippenaar, Great Basin Gold President and CEO commented "The continued drilling of the Clementine vein system is proving up the existence of a number of veins that were not delineated by the historical surface and previous underground exploration programs. This bodes well for the revised resource estimation which is being prepared for inclusion in the feasibility study. Early indications are that there is an improvement in both the widths and grades of the Clementine veins systems as drilling continues. Future drilling will also be focused on the continuation of the vein systems at depth."

Gernot Wober, P.Geo, a qualified person and V.P. Exploration of Great Basin Gold, is monitoring the program on behalf of Great Basin Gold and has reviewed this news release.

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa . For more information on Great Basin and its projects, please visit Great Basin Gold's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Development Block Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, resource potential, exploration drilling results, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, delay in the completion of the feasibility study, continuity of mineralization, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Great Basin Gold, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

                                                            HOLLISTER DEVELOPMENT BLOCK UNDERGROUND DRILLING ASSAY RESULTS

Drill Hole ID	Vein System	Significant Intercepts
		Drill Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Ag (opt)
HDB-115	Clementine	78.5	80.0	1.5	1.2	0.185	0.39
		263.0	265.5	2.5	1.3	0.415	0.95
		265.5	266.6	1.1	0.7	1.643	5.18
		266.6	267.6	1.0	0.7	1.185	3.59
HDB-116	Clementine	320.0	322.0	2.0	1.3	0.289	6.63
HDB-117	Clementine	134.0	138.0	4.0	3.9	0.147	0.45
		327.0	334.0	7.0	4.9	0.104	0.05
HDB-118	Clementine	191.3	192.3	1.0	0.6	0.131	0.15
		233.6	238.4	4.8	4.4	0.168	0.41
		272.5	279.0	6.5	5.0	0.383	0.08
		289.0	293.0	4.0	3.1	0.105	0.01
		293.0	299.0	6.0	4.6	0.269	0.06
HDB-119	Clementine	203.5	205.7	2.2	1.8	0.271	0.84
HDB-120	Clementine	180.4	181.2	0.8	0.6	0.236	2.39
HDB-121	Clementine	98.0	98.3	0.3	0.3	0.102	1.12
		221.9	224.4	2.5	2.5	1.050	4.24
HDB-122	Clementine	291.2	292.0	0.8	0.6	1.803	0.34
		292.0	293.3	1.3	0.9	0.011	0.07
		293.3	294.4	1.1	0.8	0.030	3.52
		294.4	295.4	1.0	0.7	0.002	0.04
		295.4	297.4	2.0	1.4	0.520	5.16
HDB-123	Clementine	48.9	50.8	1.9	1.7	0.144	1.22
		179.0	180.6	1.6	0.8	1.139	0.49
		199.0	200.6	1.6	1.6	0.350	1.77
		246.5	249.5	3.0	2.5	0.364	1.39
		246.5	249.5	3.0	2.5	0.364	1.39
HDB-124	Clementine	12.8	14.0	1.2	1.2	0.282	0.62
		55.9	57.9	2.0	1.0	0.152	0.51
		57.9	59.0	1.1	1.1	0.591	0.89
		67.4	68.5	1.1	1.1	0.296	0.89
		189.2	190.2	1.0	1.0	0.235	0.06
		211.7	212.9	1.2	1.0	0.107	0.26
		230.5	231.9	1.4	1.3	1.117	26.55
HDB-125	Clementine	86.3	87.3	1.0	0.9	0.119	0.12
		193.1	194.0	0.9	0.8	0.339	0.25
		223.3	225.0	1.7	1.6	0.053	0.65
		225.0	227.0	2.0	1.9	0.348	1.70
		324.5	327.4	2.9	2.5	0.151	3.36
HDB-126	Clementine	34.0	36.5	2.5	1.1	0.179	0.45
		68.0	72.0	4.0	3.1	0.468	0.33
		164.2	165.5	1.3	1.2	0.195	0.26
		276.5	279.3	2.8	2.8	1.565	22.14
HDB-127	Clementine	86.0	87.0	1.0	0.6	0.211	0.45
		333.0	335.0	2.0	1.4	1.563	6.34
		335.0	337.3	2.3	1.2	0.328	3.15
HDB-128	Clementine	96.0	101.3	5.3	2.7	0.150	0.06
		101.3	109.0	7.7	5.9	0.124	0.37
		408.0	412.5	4.5	2.9	1.549	1.86
HDB-129	Gwenivere	No significant vein intercepts
HDB-130	Gwenivere	217.4	219.1	1.7	1.5	0.803	2.180
		329.2	332.0	2.8	2.1	0.230	0.716
		417.7	420.0	2.3	1.6	0.223	0.930
		422.7	422.9	0.2	0.2	0.278	0.627
HDB-131	Gwenivere	186.7	188.4	1.7	1.5	6.862	16.05
		199.4	199.7	0.3	0.3	0.183	1.52
		331.7	337.0	5.3	5.0	0.268	0.69
		337.0	343.3	6.3	5.9	1.144	2.43
		386.0	386.7	0.7	0.7	0.838	2.25
		418.6	420.0	1.4	1.1	2.178	11.44
		458.6	459.2	0.6	0.6	0.527	3.57
		555.0	560.0	5.0	4.5	0.119	0.06
HDB-132	Gwenivere	187.0	197.0	10.0	6.8	0.132	0.01
		210.6	212.0	1.4	1.1	0.267	0.18
		219.5	220.6	1.1	0.9	0.116	0.38
		517.0	518.1	1.1	0.8	0.148	0.38
HDB-133	Gwenivere	No significant vein intercepts
HDB-134	Gwenivere	168.7	172.9	4.2	3.4	0.110	0.08
HDB-135	Gwenivere	No significant vein intercepts
HDB-136	Gwenivere	232.0	232.9	0.9	0.8	1.547	5.33
		240.0	241.6	1.6	1.5	7.629	26.73
		241.6	247.0	5.4	4.3	0.234	5.36
HDB-137	Gwenivere	200.8	202.9	2.1	2.0	21.610	137.68
		202.9	204.8	1.9	1.8	0.542	18.29
		275.9	277.6	1.7	1.5	0.242	2.45
		330.0	331.4	1.4	1.4	0.301	0.43
		371.8	373.0	1.2	1.1	1.624	9.41
		398.9	400.6	1.7	1.1	0.424	0.13
		424.9	425.9	1.0	1.0	4.741	9.88
		493.0	494.5	1.5	1.4	1.405	2.21
		531.4	533.0	1.6	1.5	1.897	5.93
		543.0	544.9	1.9	1.6	1.485	9.35
HDB-138	Gwenivere	265.3	268.4	3.1	2.9	1.842	8.46
		268.4	272.2	3.8	3.6	0.121	0.00
HDB-139	Gwenivere	24.3	25.3	1.0	0.8	0.89	7.37
		28.60	29.60	1.0	0.8	0.17	0.47
HDB-140	Clementine	134.9	137.9	3.0	2.6	0.543	pending
		295.4	296.8	1.4	1.4	1.591	6.63
HDB-141	Clementine	35.5	36.5	1.0	0.4	0.130	0.36
		62.0	63.0	1.0	0.9	0.368	1.52
		121.9	123.9	2.0	1.6	0.183	0.47
		151.2	153.0	1.8	1.6	1.181	0.80
		208.4	209.9	1.5	1.3	0.155	2.38
		255.6	257.7	2.1	1.6	1.670	15.53
HDB-142	Clementine	124.0	127.6	3.6	2.9	0.122	0.28
		244.9	248.0	3.1	2.9	0.519	1.42
HDB-143	Clementine					pending	pending
HDB-144	Clementine	24.9	26.1	1.2	0.8	0.319	0.96
		377.7	379.5	1.8	1.3	0.160	0.98